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August 14, 2024

VIA EDGAR

Mr. Thomas Kluck

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of International Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	The Export-Import Bank of Korea
The Republic of Korea
Registration Statement under Schedule B
File No. 333-280523
Filed on June 27, 2024

Dear Mr. Kluck:

On behalf of our clients, The Export-Import Bank of Korea (“KEXIM”) and The Republic of Korea (the “Republic” and, together with KEXIM, the “Registrants”), we set forth below the Registrants’ responses to your letter, dated July 24, 2024, containing the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Registrants’ registration statement under Schedule B (File No. 333-280523) (the “Registration Statement”) filed with the Commission on June 27, 2024. For your convenience, we have reproduced below the Staff’s comments and have provided the Registrants’ responses immediately below each of the comments.

The Registrants plan to file Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to some of the Staff’s comments.

Selected Financial Statement Data, page 7

1.

You state on page 8 that the net gain (loss) on hedging derivative assets moved to a net gain of Korean won 2,013 billion in 2023 from a net loss of Korean won 3,224 billion in 2022 due to a decrease in losses on hedging instruments to Korean won 843 billion in 2023 from Korean won 3,716 billion in 2022 and an increase in gains on hedging instruments to Korean won 2,856 billion in 2023 from Korean won 492 billion in 2022, which in turn was primarily due to increased volatility in exchange rates and interest rates in 2023. Please tell us and revise your disclosure as appropriate to discuss the primary currencies and interest rates that drove the volatility from period to period and provide quantitative information to explain how the volatility in those factors drove the material fluctuations in earnings from year to year.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the locations listed above.

Mr. Thomas Kluck

August 14, 2024

p. 2

2022

The currencies that had the largest impact on the volatility in exchange rates in 2022 were the Brazilian Real (“BRL”) on the buy side and the United States Dollar (“USD”) on the sell side. The interest rates that had the largest impact on the volatility in interest rates in 2022 were the Australia 3-Month Bank Bill Swap Rate (the “AUD 3M BBSW”) on the buy side and the United States Dollar 3-Month London Interbank Offered Rate (the “USD 3M LIBOR”) and the Secured Overnight Financing Rate (the “SOFR”) on the sell side. A numerical presentation of the changes in exchange rates and interest rates from 2021 to 2022, and the resulting effect on KEXIM’s gains/losses on hedging instruments in 2022, are as shown below:

	As of December 31, 2021		As of December 31, 2022		Percentage Change	Effect on gains/(losses) on hedging derivatives in 2022
	(Korean Won or percentage, as applicable)				(%)	(in billions of Korean Won)
Exchange Rates(1):
1 Brazilian Real (BRL)	~~W~~	212.77	~~W~~	239.72	12.7%	~~W~~	249
1 United States Dollar (USD)	~~W~~	1,185.50	~~W~~	1,267.30	6.9%	~~W~~	(956)

Interest Rates:
AUD 3M BBSW		0.05%		3.06%	6,456.7%	~~W~~	45
USD 3M LIBOR		0.21%		4.77%	2,179.6%	~~W~~	(958)
SOFR		0.05%		4.30%	8,500.0%	~~W~~	(108)

Other(2):		—		—	—	~~W~~	(1,495)

Total		—		—	—	~~W~~	(3,224)

(1)	Converted to Won amounts at the market average exchange rates in effect on December 31, 2021 and 2022, as applicable, as announced by Seoul Money Brokerage Services, Ltd.
(2)	Includes all other exchange rates and interest rates, as well as gains and losses resulting from daily settlements made by clearing houses.

2023

The currencies that had the largest impact on the volatility in exchange rates in 2023 were BRL, the Swiss Franc (“CHF”), the Euro (“EUR”) and the Australian Dollar (“AUD”) on the buy side and USD on the sell side. The interest rates that had the largest impact on the volatility in interest rates in 2023 were AUD 3M BBSW on the buy side and USD 3M LIBOR and SOFR on the sell side. A numerical presentation of the changes in exchange rates and interest rates from 2022 to 2023, and the resulting effect on KEXIM’s gains/losses on hedging instruments in 2023, are as shown below:

	As of December 31, 2022		As of December 31, 2023		Percentage Change	Effect on gains/(losses) on hedging derivatives in 2023
	(Korean Won or percentage, as applicable)				(%)	(in billions of Korean Won)
Exchange Rates(1):
1 Brazilian Real (BRL)	~~W~~	239.72	~~W~~	265.72	10.9%	~~W~~	346
1 Swiss Franc (CHF)	~~W~~	1,372.87	~~W~~	1,526.82	11.2%	~~W~~	169
1 Euro (EUR)	~~W~~	1,351.20	~~W~~	1,426.59	5.6%	~~W~~	100
1 Australian Dollar (AUD)	~~W~~	858.41	~~W~~	880.08	2.5%	~~W~~	84
1 United States Dollar (USD)	~~W~~	1,267.30	~~W~~	1,289.40	1.7%	~~W~~	(276)

Interest Rates:
AUD 3M BBSW		3.06%		4.31%	41.0%	~~W~~	24
USD 3M LIBOR		4.77%		5.59%	17.3%	~~W~~	(135)
SOFR		4.30%		5.38%	25.1%	~~W~~	(81)

Other(2):		—		—	—	~~W~~	1,784

Total		—		—	—	~~W~~	2,013

(1)	Converted to Won amounts at the market average exchange rates in effect on December 31, 2022 and December 29, 2023, as applicable, as announced by Seoul Money Brokerage Services, Ltd.
(2)	Includes all other exchange rates and interest rates, as well as gains and losses resulting from daily settlements made by clearing houses.

Mr. Thomas Kluck

August 14, 2024

p. 3

The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they plan to revise the relevant paragraph on page 8 of the Registration Statement, through Amendment No. 1, as follows, and to provide a similar level of disclosure where relevant in the Registrants’ future filings:

We had net income of ~~W~~723 billion in 2023 compared to ~~W~~387 billion in 2022. The principal factors for the increase in net income included:

•  a change in net gain (loss) on hedging derivative assets to a net gain of ~~W~~2,013 billion in 2023 from a net loss of ~~W~~3,224 billion in 2022, due to a decrease in losses on hedging instruments to ~~W~~843 billion in 2023 from ~~W~~3,716 billion in 2022 and an increase in gains on hedging instruments to ~~W~~2,856 billion in 2023 from ~~W~~492 billion in 2022, which in turn was primarily due to ~~increased~~continued volatility in exchange rates (including USD and BRL) and interest rates (including the USD 3-Month London Interbank Offered Rate, the Secured Overnight Financing Rate and the Australia 3-Month Bank Bill Swap Rate) in 2023;

2.

You state on page 8 that the net gain (loss) on financial assets at fair value through profit or loss moved to a net gain of Korean won 210 billion in 2023 from a net loss of Korean won 306 billion in 2022, primarily due to a change in valuation of trading derivatives to a net gain of Korean won 56 billion in 2023 from a net loss of Korean won 764 billion in 2022. Please tell us and revise your disclosure as appropriate to discuss the primary types of trading derivatives that drove the changes in fair value, and discuss the factors driving the change, including, as applicable, the currency or interest rates and quantification of how those rates changed to impact the valuations from year to year.

The primary types of trading derivatives that drove the changes in the valuation of trading derivatives between 2022 and 2023 were cross-currency swaps (“CCSs”), which are more commonly known in Korea as currency-interest rate swaps. A CCS is a derivative product in the form of an agreement between two parties to exchange interest and principal payments denominated in one currency for agreed amounts in another currency, using floating and/or fixed rates of interest, in essence combining the features of both a currency swap and an interest rate swap. In its ordinary course of business, KEXIM frequently enters into CCS derivative transactions for trading purposes or to secure certain amounts of foreign currencies to hold.

The Registrants respectfully submit that it is not feasible to quantify the impact the changes in specific exchange rates and interest rates have had on the valuations of its CCSs from 2022 to 2023, primarily due to the sheer volume of CCS transactions that KEXIM enters into in any given year. To elaborate, unlike other financial institutions that deal in a handful of major foreign currencies and interest rates, KEXIM deals in hundreds of various foreign currencies and interest rates in any given year in order to meet the various demands of its export-import businesses. As a result, the effects of any changes in exchange rates or interest rates are dispersed across many foreign currencies and interest rates, often in small amounts that vary from period to period, which makes it difficult for KEXIM to point to specific factors that resulted in the changes in the valuation of its CCSs between 2022 and 2023. Instead, a numerical presentation of the changes in those exchange rates and interest rates which KEXIM believes to have had a significant impact on the valuation of its CCSs due to the fluctuations in such rates between 2022 and 2023, is as shown below:

	As of December 31, 2022		As of December 31, 2023		Percentage Change
	(Korean Won or percentage, as applicable)
Exchange Rates(1):
1 Mexican Peso (MXN)	~~W~~	65.06	~~W~~	75.98	16.8%
1 United States Dollar (USD)	~~W~~	1,267.30	~~W~~	1,289.40	1.7%
1 Swiss Franc (CHF)	~~W~~	1,372.87	~~W~~	1,526.82	11.2%
1 Euro (EUR)	~~W~~	1,351.20	~~W~~	1,426.59	5.6%
Interest Rates:
USD 3M LIBOR		4.77%		5.59%	17.3%
MXN TIIE 28D		10.53%		11.50%	9.2%

(1)	Converted to Won amounts at the market average exchange rates in effect on December 31, 2022 and December 29, 2023, as applicable, as announced by Seoul Money Brokerage Services, Ltd.

Mr. Thomas Kluck

August 14, 2024

p. 4

The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they plan to revise the relevant paragraph on page 8 of the Registration Statement, through Amendment No. 1, as follows, and to provide a similar level of disclosure where relevant in the Registrants’ future filings:

We had net income of ~~W~~723 billion in 2023 compared to ~~W~~387 billion in 2022. The principal factors for the increase in net income included: . . .

•  a change in net gain (loss) on financial assets at fair value through profit or loss to a net gain of ~~W~~210 billion in 2023 from a net loss of ~~W~~306 billion in 2022, primarily due to a change in valuation of trading derivatives to a net gain of ~~W~~56 billion in 2023 from a net loss of ~~W~~764 billion in 2022, which in turn resulted mainly from changes in exchange rates and interest rates between 2022 and 2023 that impacted the valuation of our various cross-currency swap derivative products in 2023; and

3.

We note your disclosure on page 9 that, “As of December 31, 2022, our total liabilities increased by 23.9% to ~~W~~106,634 billion from ~~W~~86,099 billion as of December 31, 2021, primarily due to a 14.8% increase in debentures to ~~W~~87,792 billion as of December 31, 2022 from ~~W~~76,486 billion as of December 31, 2021 and an 81.3% increase in borrowings to ~~W~~10,113 billion as of December 31, 2022 from ~~W~~5,577 billion as of December 31, 2021.” Please provide a more detailed analysis as to why there was an increase in debentures and borrowings in 2022.

KEXIM’s two primary sources of funding are debentures, mostly through the issuance of bonds in both domestic and international capital markets, and borrowings from domestic and foreign financial institutions. KEXIM’s debentures and borrowings increased from 2021 to 2022, primarily due to KEXIM’s preemptive measures to obtain financing in light of adverse global market conditions and an increase in demand for funding from Korean companies, which led KEXIM to issue large amounts of debt securities, increase its long-term borrowings and actively utilize commercial paper for short-term financing during 2022.

During the course of 2022, KEXIM engaged in certain preemptive measures to obtain financing in light of adverse signs in the global financial markets, including the tightening of monetary policies by central governments, including the U.S. Federal Reserve, and geopolitical risks, including those stemming from the conflict involving Ukraine and Russia, as well as disruptions in the global supply chain for raw materials, among others. These factors prompted KEXIM to actively issue long-term debentures while interest rates were still relatively low in the international capital markets, for example, by conducting its largest ever debt offering in the aggregate principal amount USD 3 billion in January 2022, and issuing debt securities in various other currencies, including the Australian dollar in the aggregate principal amount of AUD 650 million and Euro in the aggregate principal amount of EUR 1.5 billion, throughout 2022. KEXIM’s need for financing also stemmed from the need to meet increased demand for funding from Korean companies in light of a progressively adverse business environment in 2022, including as a result of disruptions in the global supply chain for raw materials and rising inflationary pressures, among others. Some of the key funding needs also came from Korean exporters in need of financing to promote key areas related to K-New Deal, a government initiative first announced in July 2021 to re-invigorate the Korean economy, including wind and solar power, secondary batteries and energy storage systems, and next-generation semi-conductors, among others. Finally, significantly increased demand came from ESG financing in the form of green, social and/or sustainability bonds and loans whose use of proceeds would be dedicated to certain projects fulfilling certain environmental or social mandate.

Mr. Thomas Kluck

August 14, 2024

p. 5

The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they plan to revise the relevant paragraph on page 9 of the Registration Statement, through Amendment No. 1, as follows, and to provide a similar level of disclosure where relevant in the Registrants’ future filings:

As of December 31, 2022, our total liabilities increased by 23.9% to ~~W~~106,634 billion from ~~W~~86,099 billion as of December 31, 2021, primarily due to a 14.8% increase in debentures to ~~W~~87,792 billion as of December 31, 2022 from ~~W~~76,486 billion as of December 31, 2021 and an 81.3% increase in borrowings to ~~W~~10,113 billion as of December 31, 2022 from ~~W~~5,577 billion as of December 31, 2021, which increases were mainly attributable to our preemptive measures to obtain financing in light of adverse global market conditions and an increase in demand for funding from our borrowers.

Financial Statements

Note 20 – Derivatives, page 108

4.

We note your disclosure on page 56 that the gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income. However, we also note your disclosure on page 110 in footnote (4) that shows the gain or loss on the fair value hedge – hedging instruments of Korean won (in millions) of 2,013,401 and (3,229,844) for the years ended December 31, 2023 and 2022, respectively, which appears to be the same or similar to the amount reported on “net gain (loss) on hedging derivative assets” line item on the separate statements of comprehensive income and therefore the fair value hedge-hedged items appear to be classified in a different line item on this statement. Please respond to the following:

•

Tell us, and separately quantify, each of the line items on the separate statements of comprehensive income that have any amounts related to fair value hedge- hedged items (totaling Korean won in millions of 928,023 and 3,165,476 for the years ended December 31, 2023 and 2022, respectively), and any amounts related to cash flow hedges. As part of your response, please provide your analysis supporting how you concluded those line items were the most appropriate classification for that activity.

Gains or losses from remeasuring the hedging instrument at fair value for a derivative hedging instrument and gains or losses on the hedged item attributable to the hedged risk are reflected in total operating income in the separate statements of comprehensive income (the “Income Statement”) on page 45 of the Registration Statement. Gains and losses resulting from changes in the fair value of hedging instruments are reflected in net gain (loss) on hedging derivative assets in the Income Statement, and detailed information regarding its composition is included in Notes 20 and 28 of KEXIM’s separate financial statements included in the Registration Statement (the “Financial Statements”). Gains and losses related to hedged items are included in net other operating income (expenses) in the Income Statement. See Note 30 of the Financial Statements, the relevant extracts of which are shown in the table below.

Mr. Thomas Kluck

August 14, 2024

p. 6

	2023		2022
Other operating income:
Gain on fair value hedged items	~~W~~	282,391	~~W~~	3,439,247

Other operating expenses:
Loss on fair value hedged items		(1,210,415)		(273,771)

Net amount	~~W~~	(928,024)	~~W~~	3,165,476

The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they plan to revise the first paragraph in Note 3(6)1) of the Financial Statements on page 56 of the Registration Statement, through Amendment No. 1, as follows:

① Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in ~~profit or loss in the same line item of the separate statement of comprehensive income~~the separate statement of comprehensive income, in net gain (loss) on hedging derivative assets and net other operating income (expenses), respectively.

Any amounts related to cash flow hedges are recognized in the “other comprehensive income (loss) for the year – net gain (loss) on valuation of cash flow hedge” line item on the Income Statement on page 45 of the Registration Statement. To elaborate, Note 3(6)1)②(Cash flow hedge) of the Financial Statements states as follows: “the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.” The amount recognized in the effective and ineffective portions of cash flow hedges are included in Note 20(5) of the Financial Statements, which states that no amounts were recognized in the Income Statement due to the ineffectiveness of cash flow hedges for the years ended December 31, 2023 and 2022.

As IFRS 9 paragraph 6.5.8 only requires recognizing gains and losses related to fair value hedged items and hedging instruments (excluding gains and losses on hedging instruments related to equity instruments) in profit or loss, the Registrants believe that KEXIM’s policy of recognizing gains and losses arising from hedged items in other operating income and gains and losses related to the hedging instrument in net gain (loss) on hedging derivative assets in the Income Statement was appropriate.

In addition, IFRS 9 paragraph 6.5.11 only requires that the effective portion of a cash flow hedge be recognized in other comprehensive income and the ineffective portion of a cash flow hedge be recognized in profit or loss. Therefore, the Registrants believe that KEXIM’s policy of recognizing (i) any effective portion of changes in the cash flow hedging instruments in other comprehensive income (in the net gain (loss) on valuation of cash flow hedge line item) in the Income Statement, and (ii) any ineffective portion of changes in the cash flow hedging instruments in profit or loss (in the net gain (loss) on hedging derivative assets line item, although no amounts were recognized due to the ineffectiveness of cash flow hedges for the years ended December 31, 2023 and 2022, as discussed above) in the Income Statement was appropriate.

•

Tell us which line includes the hedge ineffectiveness recognized in profit (loss), as discussed on page 113, and totaling Korean won in millions of 126,845 and 441,207 for the years ended December 31, 2023 and 2022, respectively.

Mr. Thomas Kluck

August 14, 2024

p. 7

In the case of fair value hedging, both effective and ineffective amounts are recognized in profit/(loss). Accordingly, ineffective amounts related to fair value hedges are included in the amount appearing in Note 20(4) of the Financial Statements (Fair value hedge – hedging instruments) on page 110 of the Registration Statement, and are disclosed in the Income Statement as net gain (loss) on hedging derivative assets.

•

Clarify whether all adjustments relating to trading derivative assets and trading derivative liabilities are recorded within the “net gain (loss) on financial assets at FVTPL line item on the separate statements of comprehensive income.

Yes, all adjustments relating to trading derivative assets and trading derivative liabilities are recorded within the “net gain (loss) on financial assets at FVTPL” line item on the Income Statement. To elaborate, Note 3(6)2) of the Financial Statements on page 56 of the Registration Statement states that changes in the fair value of other derivative financial instruments not designated as hedging instruments are recognized immediately in profit or loss, with the details disclosed in Note 27 of the Financial Statements (a sub-item of trading derivatives). As shown on page 56 and Note 27 of the Financial Statements, the gains and losses on derivatives for trading are recognized in the line item net gain (loss) on financial assets at fair value through profit or loss. Given the reasons above, the Registrants respectfully advise the Staff that, in their view, it is not necessary to provide any further clarification in the Financial Statements.

5.

We note your disclosure on page 110 that there is no ineffectiveness recognized in relation to cash flow hedges for the years ended December 31, 2023 and 2022 and your table on page 113 quantifying the hedge ineffectiveness related to fair value hedges, but we are unable to locate the disclosures required by IFRS 7.22B(b) and (c), IFRS 7.23D, and IFRS 7.23E. Please supplementally provide us with this information or tell us why you do not believe these disclosures are required.

In response to the Staff’s comment, the Registrants plan to add the following to Note 3(6)1) (Hedge accounting) of the Financial Statements in KEXIM’s future filings:

At the inception of the hedge relationship, the Bank reviews the hedge effectiveness, and periodically reviews the effectiveness in order to confirm that economic relationship between the hedged item and the hedging instrument exists. The requirement that an economic relationship exists means that the hedging instrument and the hedged item have values that generally move in the opposite direction due to the same risk, which is the hedged risk. The Bank designates the exposure of hedged item opposite the exposure of hedging instruments in order to meet the economic relationship requirement.

The Bank designates the hedge relationship at a one-on-one ratio between the nominal amount of the hedging instrument and the nominal amount of the hedged item. Hedge ineffectiveness could arise because of differences in the underlying parameters (acquisition date, credit risk or liquidity and others) or other differences between the hedging instrument and the hedged item that the Bank accepts in order to achieve a cost-effective hedging relationship.

6.

We note that the amounts of hedge ineffectiveness recognized in profit/(loss) on your fair value hedges during the years ended December 31, 2023 and 2022 has fluctuated significantly, totaling Korean won in millions of 126,845 and 441,207 for the years ended December 31, 2023 and 2022, respectively. Please tell us why the amount of hedge ineffectiveness decreased so significantly between 2022 and 2023 despite the notional amount of your currency swaps used in your fair value hedges increasing from Korean won in millions of 30,035,585 at December 31, 2022 to 31,410,141 at December 31, 2023 and your interest rate swaps used in your fair value hedges increasing from Korean won in millions of 56,314,118 at December 31, 2022 to 73,694,116 at December 31, 2023.

Mr. Thomas Kluck

August 14, 2024

p. 8

KEXIM regularly conducts assessments of hedge effectiveness, and it has been determined that there are no significant changes in the hedge ratio from 2022 to 2023. The volatility of interest rates and exchange rates in 2022 was greater than in 2023, and both the fair value fluctuations of hedged items (mainly valuation gains related to debentures) and the fair value fluctuations of hedging instruments (mainly derivatives valuation losses of hedging instruments) increased significantly in 2022. On the other hand, interest rate and exchange rate volatility was not as significant in 2023 compared to 2022, as a result of which the ineffective amount was relatively smaller in 2023 compared to 2022. Please see below the fluctuations in the USD-Korean Won exchange rates in each of 2021, 2022 and 2023, as well as the changes in U.S. Federal Reserve base interest rates:

	Maximum		Minimum		Fluctuation Range
	(Korean Won)
Exchange Rates (USD)(1):
2021	~~W~~	1,183.70	~~W~~	1,097.49	~~W~~	86.21
2022	~~W~~	1,426.66	~~W~~	1,194.01	~~W~~	(232.65)
2023	~~W~~	1,350.69	~~W~~	1,247.25	~~W~~	103.44

(1)	Converted to Won amounts at the market monthly basic exchange rates available from January 2021 to December 2023 as announced by Seoul Money Brokerage Services, Ltd.

	January 2021	June 2021	December 2021	June 2022	December 2022	June 2023	December 2023
	(Percentage)
U.S. Federal Reserve base interest rate:
	0.25%	0.25%	0.25%	1.75%	4.50%	5.25%	5.50%

General

7.

We note your disclosure on page 139 that, “In recent years, the global financial markets have experienced significant volatility as a result of, among other things … deterioration in economic and trade relations between the United States and its major trading partners, including China,” and on page 202 that, “Factors that could adversely affect the future performance of the Korean economy include … adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as the United States, Europe, Japan and China .. including as a result of the deterioration of economic and trade relations between the United States and China and increased uncertainties in the global financial markets and industry.” Please discuss in greater detail the risk regarding China and US relations and how it could affect the Export Import Bank of Korea, considering Korea’s high level of involvement in high-technology sectors of both countries.

The language quoted by the Staff above has been included in the Registration Statement to address the general risk that any potential deterioration in economic and trade relations between the United States and China could have an adverse impact on Korea, given that China is Korea’s largest trading partner, while the United States is Korea’s second-largest trading partner and continues to be Korea’s strongest ally. KEXIM believes that a deterioration in US-China relations could affect KEXIM in the following two principal ways: (1) Korean companies that borrow from KEXIM for their financing needs could face more unfavorable trade policies, stringent export controls and higher tariffs and restrictions to market access in China, among others, which may in turn adversely affect their ability to meet payment or other obligations to KEXIM, resulting in higher delinquencies in KEXIM’s loan portfolio; and (2) there could be a decrease in demand for loans by Korean companies doing business in China from KEXIM, which would result in a decrease in the absolute volume of loans KEXIM otherwise would have normally made to such borrowers, which could have an adverse impact on KEXIM’s financial condition and results of operations.

Mr. Thomas Kluck

August 14, 2024

p. 9

However, KEXIM does not believe that its exposure to US-China competition relating to high-technology sectors constitutes a material risk to KEXIM. KEXIM’s overall exposure to the high-technology sectors globally in terms of its outstanding loans and guarantees accounted for approximately 11.6% and 11.0% of KEXIM’s total outstanding loans and guarantees extended to all industry sectors as of December 31, 2023 and June 30, 2024, respectively. While KEXIM is unable to calculate the exact percentage relating to China’s high-technology industries within such figures, the Registrants believe that the portion relating to China’s high-technology sectors would not be material.

Given the reasons above, the Registrants respectfully note after careful consideration of the Staff’s comment that, in their view, it would not be necessary to amend the Registration Statement.

* *  * * * * *

We sincerely hope that the Registrants’ responses above adequately address the Staff’s comments. On behalf of our clients, we thank the Staff for its assistance to date and look forward to its continued assistance in allowing KEXIM to meet its contemplated timetable for the transaction. If the Staff has any questions concerning this letter or Amendment No. 1 or requires any further information, please do not hesitate to contact the undersigned by telephone at +82-2-6353-8020 or by e-mail at jhan@cgsh.com or Anne Saehee Kim by telephone at +82-2-6353-8029 or by e-mail at annekim@cgsh.com.

Very truly yours,

/s/ Jinduk Han
Jinduk Han

cc:	Jin Yi, The Export-Import Bank of Korea

Heewon Ko, The Export-Import Bank of Korea